Exhibit 99.1

Quarterly Statement Q2 2026

Current cloud backlog of €22.9 billion, up 27% and up 26% at constant currencies

Cloud revenue up 22% and up 24% at constant currencies

Cloud ERP Suite revenue up 25% and up 27% at constant currencies

Total revenue up 9% and up 11% at constant currencies

IFRS operating profit up 8%, non-IFRS operating profit up 7% and up 9% at constant currencies

2026 non-IFRS operating profit outlook updated to reflect dilutive impact from Dremio and Prior Labs acquisitions

Christian Klein, CEO:

We delivered another quarter of strong current cloud backlog growth, up 26% at constant currencies. This performance is underpinned by our Autonomous Enterprise strategy with strong momentum across our Autonomous Suite as well as our Business AI Platform. Customers are choosing SAP to enable accurate and compliant AI outcomes grounded in their most critical business processes and data.

Dominik Asam, CFO:

Q2 was another strong quarter, highlighted by sustained current cloud backlog and free cash flow growth against a volatile macroeconomic backdrop. These results reflect our disciplined execution and our ability to deliver against our operating objectives. As part of that execution, we aggressively drive our own transformation into an Autonomous Enterprise, leveraging AI to boost both effectiveness and efficiency at the same time.

1/23

Quarterly Statement Q2 2026

Walldorf, Germany – July 23, 2026

SAP SE (NYSE: SAP) announced today its financial results for the second quarter ended June 30, 2026.

Group Results at a Glance

Second quarter 2026

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q2 2026	Q2 2025	∆ in %	Q2 2026	Q2 2025	∆ in %	∆ in % const. curr.
Current cloud backlog				22,929	18,052	27	26
SaaS/PaaS[2]	6,216	5,045	23	6,216	5,045	23	25
Thereof Cloud ERP Suite[2]	5,525	4,422	25	5,525	4,422	25	27
Thereof Extension Suite[2]	692	624	11	692	624	11	12
IaaS[2]	65	85	–23	65	85	–23	–22
Cloud revenue	6,281	5,130	22	6,281	5,130	22	24
Software licenses revenue	131	194	–32	131	194	–32	–32
Software support revenue	2,439	2,642	–8	2,439	2,642	–8	–7
Cloud and software revenue	8,851	7,966	11	8,851	7,966	11	13
Services Revenue	1,027	1,061	–3	1,027	1,061	–3	–2
Total revenue	9,878	9,027	9	9,878	9,027	9	11
Cloud gross profit	4,664	3,833	22	4,687	3,856	22	23
Cloud gross margin (in %)	74.3	74.7	–0.5pp	74.6	75.2	–0.6pp	–0.7pp
Gross profit	7,228	6,620	9	7,250	6,643	9	11
Gross margin (in %)	73.2	73.3	–0.2pp	73.4	73.6	–0.2pp	–0.2pp
Operating profit (loss)	2,643	2,456	8	2,743	2,568	7	9
Operating margin (in %)	26.8	27.2	–0.5pp	27.8	28.5	–0.7pp	–0.4pp
Profit (loss) after tax	2,209	1,749	26	1,828	1,747	5
Earnings per share - Basic (in €)	1.89	1.45	30	1.59	1.50	6
Net cash flows from operating activities	3,153	2,577	22
Free cash flow				3,002	2,357	27

1 For a breakdown of the individual adjustments see table Non-IFRS Operating Expense Adjustments by Functional Areas in this Quarterly Statement.

2 For a definition of Cloud ERP Suite and Extension Suite, see the Performance Management System chapter in the 2025 Integrated Report. For an Explanation of IaaS, SaaS, and PaaS, see the Notes to the Consolidated Financial Statements of the Integrated Report 2025, Note (A.1).

2/23

Quarterly Statement Q2 2026

Six months ended June 2026

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1–Q2 2026	Q1-Q2 2025	∆ in %	Q1–Q2 2026	Q1-Q2 2025	∆ in %	∆ in % const. curr.
Current cloud backlog				22,929	18,052	27	26
SaaS/PaaS[2]	12,112	9,935	22	12,112	9,935	22	27
Thereof Cloud ERP Suite[2]	10,739	8,673	24	10,739	8,673	24	29
Thereof Extension Suite[2]	1,373	1,262	9	1,373	1,262	9	12
IaaS[2]	131	188	–30	131	188	–30	–28
Cloud revenue	12,244	10,124	21	12,244	10,124	21	26
Software licenses revenue	247	377	–34	247	377	–34	–33
Software support revenue	4,908	5,403	–9	4,908	5,403	–9	–6
Cloud and software revenue	17,399	15,904	9	17,399	15,904	9	13
Services Revenue	2,033	2,136	–5	2,033	2,136	–5	–2
Total revenue	19,432	18,040	8	19,432	18,040	8	11
Cloud gross profit	9,114	7,553	21	9,168	7,601	21	25
Cloud gross margin (in %)	74.4	74.6	–0.2pp	74.9	75.1	–0.2pp	–0.4pp
Gross profit	14,201	13,226	7	14,263	13,275	7	11
Gross margin (in %)	73.1	73.3	–0.2pp	73.4	73.6	–0.2pp	–0.3pp
Operating profit (loss)	5,383	4,789	12	5,609	5,024	12	16
Operating margin (in %)	27.7	26.5	1.2pp	28.9	27.8	1.0pp	1.2pp
Profit (loss) after tax	4,155	3,545	17	3,830	3,428	12
Earnings per share - Basic (in €)	3.55	2.98	19	3.31	2.94	12
Net cash flows from operating activities	6,666	6,357	5
Free cash flow				6,250	5,939	5

1 For a breakdown of the individual adjustments see table Non-IFRS Operating Expense Adjustments by Functional Areas in this Quarterly Statement.

2 For a definition of Cloud ERP Suite and Extension Suite, see the Performance Management System chapter in the 2025 Integrated Report. For an Explanation of IaaS, SaaS, and PaaS, see the Notes to the Consolidated Financial Statements of the Integrated Report 2025, Note (A.1).

Supplementary Information1

Financial Results

Current cloud backlog growth benefited from the first-time inclusion of Reltio, which contributed less than 1 percentage point to the constant currencies growth rate.

The sequential decline in both IFRS and non-IFRS operating profit growth is mainly caused by the sequential deceleration of cloud- and total revenue growth, an unusually low stock-based compensation expense in the first quarter, accelerated investments into research and development as well as the dilutive impact of the Reltio acquisition.

IFRS effective tax rate was 26.5% and non-IFRS effective tax rate was 30.8%. The IFRS effective tax rate is lower than the non-IFRS effective tax rate due to tax benefits from tax-exempt income.

Share Repurchase Program

In January 2026, SAP announced a new share repurchase program with an aggregate volume of up to €10 billion and a term until December 31, 2027. As of June 30, 2026, SAP had repurchased 16,280,097 shares at an average price of €161.16 resulting in a purchased volume of approximately €2.6 billion under the program.

1 The Q2 2026 results were also impacted by other effects. For details, please refer to the disclosures on page 22 of this document.

3/23

Quarterly Statement Q2 2026

Outlook

Financial Outlook

For 2026, SAP is updating its non-IFRS operating profit outlook to reflect the dilutive impact of the Dremio and Prior Labs acquisitions closed in July, which is projected to be in excess of €100 million. SAP now expects:

●	€11.8 – 12.2 billion non-IFRS operating profit at constant currencies (2025: €10.42 billion), up 13% to 17% at constant currencies. The previous outlook was €11.9 – 12.3 billion.

SAP continues to expect:

●	€25.8 – 26.2 billion cloud revenue at constant currencies (2025: €21.02 billion), up 23% to 25% at constant currencies.

●	€36.3 – 36.8 billion cloud and software revenue at constant currencies (2025: €32.54 billion), up 12% to 13% at constant currencies.

●	Approximately €10 billion free cash flow at actual currencies (2025: €8.24 billion).

●	An effective tax rate (non-IFRS) of approximately 29% (2025: 30.5%)[2].

●	Constant currencies current cloud backlog growth to slightly decelerate (2025: 25%).

SAP further expects:

●	Constant currencies total revenue growth in 2026 to remain at similar levels as in 2025 (10.6%) and to accelerate in 2027.

●	Total operating expenses to grow at 80% to 90% of total revenue growth in 2027.

●	Constant currencies software support revenue decline rate to accelerate in the coming years as a consequence of an acceleration of customers transforming to the cloud.

SAP’s financial outlook for the full-year 2026 is based on the assumption of a near-term de-escalation of the conflict in the Middle East. Other impacts due to the evolving situation in the Middle East are currently unknown and could potentially subject our business to materially adverse consequences should the situation continue or even further escalate beyond its current scope.

While SAP’s 2026 financial outlook for the income statement parameters is at constant currencies (including an average exchange rate of 1.13 USD per EUR), actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the company progresses through the year, as reflected in the table below.

Currency Impact Assuming June 30, 2026 Rates Apply for 2026

In percentage points	Q3 2026	FY 2026
Cloud revenue growth	1.5pp	-1.5pp
Cloud and software revenue growth	1.0pp	-1.5pp
Operating profit growth (non-IFRS)	0.0pp	-2.0pp

This includes an exchange rate of 1.14 USD per EUR.

2 The effective tax rate (non-IFRS) is a non-IFRS financial measure and is presented for supplemental informational purposes only. We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts but could have a significant impact on our future effective tax rate (IFRS).

4/23

Quarterly Statement Q2 2026

Non-Financial Outlook

For 2026, SAP continues to expect:

•	Cloud Customer Satisfaction (Cloud CSAT) to be in a range of 75% to 76% (2025: 75%).

•	The Employee Engagement Index to be in a range of 74% to 78% (2025: 76%).

•	The Business Health Culture Index (BHCI) to be in a range of 80% to 82% (2025: 81%).

•	To steadily decrease carbon emissions across the relevant value chain (2025: 3.6 Mt).

Business Highlights

In the second quarter, customers around the globe continued to choose the “RISE with SAP” journey. These customers included: ACCIONA, AIRBUS, City of Osnabrueck, Electrolux, Eli Lilly, Gilead Sciences, HARTING, Hindustan Zinc, The Humboldt University of Berlin, JET, Ørsted, Samsonite Group, Shell, The Shoprite Group, SIGNAL IDUNA, SPAR (CH), Sun Pharma, Vonovia.

Gooroo Crédito, Modular Data Centers, Parloa, Tarrant County, Techem chose “SAP GROW”.

AMADEUS, BBC, Booking.com, GOL, Oki Electric Industry, PwC, University Hospital Zurich, Vale chose SAP’s AI and data solutions.

Key customer wins across SAP’s solution portfolio included: Birlasoft, Capgemini, Haier Group, KaDeWe.

Döhler, FANUC Europe, Fonterra, Natura Cosméticos, SABESP, TEAG went live on SAP solutions in the second quarter.

In the second quarter, SAP’s cloud revenue performance was particularly strong in APJ and EMEA and solid in the Americas region. Brazil, France, Germany, Italy, India, South Korea and Spain had outstanding performance, while Australia, Singapore and the U.S. were particularly strong.

On April 10, SAP announced that it has extended the contract of Gina Vargiu-Breuer, Chief People Officer of SAP SE, for another three years until January 31, 2030.

On April 22, SAP and Google Cloud announced a new partnership that will help marketers put AI agents to work at scale.

On May 4, SAP and Dremio announced that SAP has agreed to acquire Dremio, an open, high-performance data lakehouse platform built to accelerate agentic AI and expand SAP Business Data Cloud’s ability to combine SAP and non-SAP data to more effectively run analytical and AI workloads in real time. The acquisition was completed on July 6.
In addition, SAP and Prior Labs, the pioneer of Tabular Foundation Models (TFMs), announced that they have entered into a definitive agreement for SAP to purchase Prior Labs, accelerating SAP’s success in TFMs that started with SAP-RPT-1, and bringing one of the world’s leading TFM research teams into the SAP family. The acquisition was completed on July 16.

On May 5, SAP held its Annual General Meetings of Shareholders, with all agenda items achieving strong shareholder support.

On May 7, SAP announced that it has completed the acquisition of Reltio, a leading master data management (MDM) software provider.

On May 12, SAP introduced the Autonomous Enterprise to help enhance the world’s most critical business workflows, so that humans and AI work together to meet the accelerating demands of global business profitably, strategically and safely. In addition, SAP also announced strategic partnerships with Anthropic, Amazon Web Services, n8n, NVIDIA, Parloa, Palantir and Accenture.

On May 28, SAP rated A1 (stable) by Moody’s and A+ (stable) by S&P Global, successfully completed a Eurobond transaction with a total volume of €3.5 billion across four tranches with tenors of two, three, five and seven years. The net proceeds from this transaction are used for general corporate purposes, including (re)financing of recently announced acquisitions.

On July 9, SAP announced that it welcomes the European Commission’s decision to conclude its competition investigation into certain aspects of SAP’s on-premise maintenance and support practices through a commitment decision, following a constructive and cooperative dialogue.

5/23

Quarterly Statement Q2 2026

Additional Information

This quarterly statement and all information therein are preliminary and unaudited. Due to rounding, numbers may not add up precisely. The Q2 2026 Quarterly Statement can be downloaded from: https://www.sap.com/investors/sap-2026-q2-statement.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitations, please refer to the following document on our Investor Relations website: https://www.sap.com/investors/en/financial-documents-and-events/reporting-framework.html.

Webcast
SAP senior management will host a financial analyst conference call on Thursday, July 23rd at 11:00 PM (CEST) / 10:00 PM (BST) / 5:00 PM (EDT) / 2:00 PM (PDT). The conference will be webcast on the Company’s website at https://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the first quarter results can be found at https://www.sap.com/investor

About SAP

As a global leader in enterprise applications and business AI, SAP (NYSE: SAP) stands at the nexus of business and technology. For over 50 years, organizations have trusted SAP to bring out their best by uniting business-critical operations spanning finance, procurement, HR, supply chain, and customer experience. For more information, visit www.sap.com.

For more information, financial community only:

Alexandra Steiger   +49 (6227) 7-767336      investor@sap.com, CET

Follow SAP Investor Relations on LinkedIn at SAP Investor Relations.

For more information, press only:

Marcus Winkler        +46 (6227) 7-67497           marcus.winkler@sap.com, CET

Daniel Reinhardt     +49 (6227) 7-40201           daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24

United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels.

This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2025 Annual Report on Form 20-F.

© 2026 SAP SE. All rights reserved.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE in Germany and other countries. Please see https://www.sap.com/copyright for additional trademark information and notices.

6/23

Quarterly Statement Q2 2026

7/23

Quarterly Statement Q2 2026

Primary Financial Statements of SAP Group (IFRS)

(A)	Consolidated Income Statements

(A.1)	Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q2 2026	Q2 2025	∆ in %
Cloud	6,281	5,130	22
Software licenses	131	194	–32
Software support	2,439	2,642	–8
Software licenses and support	2,570	2,835	–9
Cloud and software	8,851	7,966	11
Services	1,027	1,061	–3
Total revenue	9,878	9,027	9

Cost of cloud	–1,617	–1,297	25
Cost of software licenses and support	–263	–313	–16
Cost of cloud and software	–1,881	–1,610	17
Cost of services	–769	–797	–3
Total cost of revenue	–2,650	–2,407	10
Gross profit	7,228	6,620	9
Research and development	–1,844	–1,618	14
Sales and marketing	–2,315	–2,156	7
General and administration	–404	–361	12
Restructuring	–7	–18	–59
Other operating income/expense, net	–14	–11	28
Total operating expenses	–7,235	–6,571	10
Operating profit (loss)	2,643	2,456	8

Other non-operating income/expense, net	–39	–3	>100
Finance income	726	317	>100
Finance costs	–323	–268	21
Financial income, net	403	49	>100
Profit (loss) before tax	3,006	2,502	20

Income tax expense	–797	–753	6
Profit (loss) after tax	2,209	1,749	26
Attributable to owners of parent	2,180	1,697	28
Attributable to non-controlling interests	30	52	–43

Earnings per share, basic (in €)[1]	1.89	1.45	30
Earnings per share, diluted (in €)[1]	1.88	1.44	30

1 For the three months ended June 30, 2026 and 2025, the weighted average number of shares was 1,153 million (diluted 1,158 million) and 1,166 million (diluted: 1,175 million), respectively (treasury stock excluded).

8/23

Quarterly Statement Q2 2026

(A.2)	Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2026	Q1–Q2 2025	∆ in %
Cloud	12,244	10,124	21
Software licenses	247	377	–34
Software support	4,908	5,403	–9
Software licenses and support	5,155	5,780	–11
Cloud and software	17,399	15,904	9
Services	2,033	2,136	–5
Total revenue	19,432	18,040	8

Cost of cloud	–3,130	–2,570	22
Cost of software licenses and support	–559	–605	–8
Cost of cloud and software	–3,688	–3,176	16
Cost of services	–1,543	–1,638	–6
Total cost of revenue	–5,232	–4,813	9
Gross profit	14,201	13,226	7
Research and development	–3,546	–3,291	8
Sales and marketing	–4,455	–4,391	1
General and administration	–762	–719	6
Restructuring	–19	–18	8
Other operating income/expense, net	–36	–19	86
Total operating expenses	–14,049	–13,251	6
Operating profit (loss)	5,383	4,789	12

Other non-operating income/expense, net	–16	7	N/A
Finance income	1,000	722	39
Finance costs	–615	–548	12
Financial income, net	385	175	>100
Profit (loss) before tax	5,753	4,970	16

Income tax expense	–1,597	–1,425	12
Profit (loss) after tax	4,155	3,545	17
Attributable to owners of parent	4,112	3,477	18
Attributable to non-controlling interests	44	68	–36

Earnings per share, basic (in €)[1]	3.55	2.98	19
Earnings per share, diluted (in €)[1]	3.54	2.96	20

1 For the first half of 2026 and 2025, the weighted average number of shares was 1,158 million (diluted: 1,163 million) and 1,167 million (diluted: 1,175 million), respectively (treasury stock excluded).

9/23

Quarterly Statement Q2 2026

(B)	Consolidated Statements of Financial Position

as at 6/30/2026 and 12/31/2025
€ millions	2026	2025
Cash and cash equivalents	10,511	8,220
Other financial assets	1,114	1,552
Trade and other receivables	7,076	6,675
Other non-financial assets	3,267	3,212
Tax assets	680	598
Total current assets	22,649	20,256
Goodwill	30,408	29,014
Intangible assets	2,638	2,282
Property, plant, and equipment	4,504	4,497
Other financial assets	8,123	7,269
Trade and other receivables	149	218
Other non-financial assets	4,450	4,419
Tax assets	307	244
Deferred tax assets	2,381	2,163
Total non-current assets	52,960	50,106
Total assets	75,609	70,362

€ millions	2026	2025
Trade and other payables	2,747	2,431
Tax liabilities	1,359	968
Financial liabilities	1,966	2,050
Other non-financial liabilities	3,699	4,849
Provisions	119	537
Contract liabilities	9,843	6,581
Total current liabilities	19,734	17,416
Trade and other payables	1	2
Tax liabilities	670	562
Financial liabilities	8,541	6,021
Other non-financial liabilities	456	524
Provisions	611	550
Deferred tax liabilities	211	72
Contract liabilities	136	144
Total non-current liabilities	10,627	7,873
Total liabilities	30,361	25,288
Issued capital	1,229	1,229
Share premium	2,969	2,778
Retained earnings	48,579	47,345
Other components of equity	1,155	182
Treasury shares	–9,190	–6,948
Equity attributable to owners of parent	44,742	44,586

Non-controlling interests	505	488
Total equity	45,248	45,073
Total equity and liabilities	75,609	70,362

10/23

Quarterly Statement Q2 2026

(C)	Consolidated Statements of Cash Flows

€ millions	Q1–Q2 2026	Q1–Q2 2025
Profit (loss) after tax	4,155	3,545
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	621	668
Share-based payment expense	753	949
Income tax expense	1,597	1,425
Financial income, net	–385	–175
Increase/decrease in allowances on trade receivables	31	18
Other adjustments for non-cash items	–30	–11
Increase/decrease in trade and other receivables	–224	103
Increase/decrease in other assets	75	–154
Increase/decrease in trade payables, provisions, and other liabilities	–1,252	–1,843
Increase/decrease in contract liabilities	2,990	3,121
Share-based payments	–291	–378
Income taxes paid, net of refunds	–1,376	–911
Net cash flows from operating activities	6,666	6,357
Business combinations, net of cash and cash equivalents acquired	–991	–5
Purchase of intangible assets and property, plant, and equipment	–354	–358
Proceeds from sales of intangible assets and property, plant, and equipment	55	78
Purchase of equity or debt instruments of other entities	–1,780	–3,386
Proceeds from sales of equity or debt instruments of other entities	1,988	2,812
Interest received	161	187
Net cash flows from investing activities	–920	–673
Dividends paid	–2,883	–2,743
Dividends paid on non-controlling interests	–28	0
Purchase of treasury shares	–2,600	–1,633
Proceeds from borrowings	4,486	2
Repayments of borrowings	–2,100	–1,850
Payments of lease liabilities	–117	–138
Interest paid	–302	–379
Net cash flows from financing activities	–3,545	–6,742
Effect of foreign currency rates on cash and cash equivalents	90	–610
Net increase/decrease in cash and cash equivalents	2,291	–1,668
Cash and cash equivalents at the beginning of the period	8,220	9,609
Cash and cash equivalents at the end of the period	10,511	7,942

11/23

Quarterly Statement Q2 2026

Non-IFRS Numbers

(D)	Basis of Non-IFRS Presentation

We disclose certain financial measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should only be considered in addition to, and not as substitutes for, nor as superior to, our IFRS financial measures.

We believe that the supplemental historical and prospective non-IFRS financial information we disclose is useful information to investors because it is used by our management, in addition to financial data prepared in accordance with IFRS, to gain a more transparent understanding of our past performance and our anticipated future results. For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as SAP’s constant currency and free cash flow figures, see Explanation of Non-IFRS Measures.

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)	Reconciliation of Non-IFRS Revenue – Quarter

€ millions, unless otherwise stated	Q2 2026			Q2 2025	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	6,281	100	6,381	5,130	22	24
Software licenses	131	1	131	194	–32	–32
Software support	2,439	29	2,467	2,642	–8	–7
Software licenses and support	2,570	29	2,599	2,835	–9	–8
Cloud and software	8,851	129	8,980	7,966	11	13
Services	1,027	11	1,038	1,061	–3	–2
Total revenue	9,878	140	10,018	9,027	9	11

12/23

Quarterly Statement Q2 2026

(E.2)	Reconciliation of Non-IFRS Operating Expenses – Quarter

€ millions, unless otherwise stated	Q2 2026					Q2 2025			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–1,617	23	–1,595			–1,297	23	–1,274	25	25
Cost of software licenses and support	–263	0	–263			–313	0	–313	–16	–16
Cost of cloud and software	–1,881	23	–1,858			–1,610	23	–1,587	17	17
Cost of services	–769	0	–769			–797	0	–797	–3	–3
Total cost of revenue	–2,650	23	–2,627			–2,407	23	–2,384	10	10
Gross profit	7,228	23	7,250	99	7,349	6,620	23	6,643	9	9	11
Research and development	–1,844	1	–1,843			–1,618	1	–1,616	14	14
Sales and marketing	–2,315	57	–2,258			–2,156	68	–2,088	7	8
General and administration	–404	12	–392			–361	1	–360	12	9
Restructuring	–7	7	0			–18	18	0	–59	N/A
Other operating income/expense, net	–14	0	–14			–11	0	–11	28	28
Total operating expenses	–7,235	100	–7,135	–75	–7,210	–6,571	112	–6,459	10	10	12

(E.3)	Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Quarter

€ millions, unless otherwise stated	Q2 2026					Q2 2025			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	2,643	100	2,743	66	2,808	2,456	112	2,568	8	7	9
Other non-operating income/expense, net	–39	0	–39			–3	0	–3	>100	>100
Finance income	726	–625	101			317	–210	107	>100	–6
Finance costs	–323	162	–161			–268	119	–149	21	9
Financial income, net	403	–463	–60			49	–91	–42	>100	45
Profit (loss) before tax	3,006	–363	2,643			2,502	22	2,524	20	5
Income tax expense	–797	–18	–815			–753	–24	–776	6	5
Profit (loss) after tax	2,209	–381	1,828			1,749	–2	1,747	26	5
Attributable to owners of parent	2,180	–348	1,832			1,697	56	1,753	28	4
Attributable to non-controlling interests	30	–33	–4			52	–58	–6	–43	–38

Key Ratios
Operating margin (in %)	26.8		27.8		28.0	27.2		28.5	–0.5pp	–0.7pp	–0.4pp
Effective tax rate (in %)[1]	26.5		30.8			30.1		30.8	–3.6pp	0.1pp
Earnings per share, basic (in €)	1.89		1.59			1.45		1.50	30	6

1 In Q2 2026 and Q2 2025 the difference between our IFRS effective tax rate and non-IFRS effective tax rate mainly resulted from tax effects of equity securities.

13/23

Quarterly Statement Q2 2026

(E.4)	Reconciliation of Non-IFRS Revenue – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2026			Q1–Q2 2025	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	12,244	464	12,708	10,124	21	26
Software licenses	247	7	254	377	–34	–33
Software support	4,908	145	5,053	5,403	–9	–6
Software licenses and support	5,155	151	5,307	5,780	–11	–8
Cloud and software	17,399	615	18,014	15,904	9	13
Services	2,033	66	2,100	2,136	–5	–2
Total revenue	19,432	681	20,114	18,040	8	11

(E.5)	Reconciliation of Non-IFRS Operating Expenses – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2026					Q1–Q2 2025			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–3,130	54	–3,076			–2,570	48	–2,523	22	22
Cost of software licenses and support	–559	9	–550			–605	0	–605	–8	–9
Cost of cloud and software	–3,688	63	–3,625			–3,176	48	–3,128	16	16
Cost of services	–1,543	0	–1,544			–1,638	1	–1,637	–6	–6
Total cost of revenue	–5,232	63	–5,169			–4,813	48	–4,765	9	8
Gross profit	14,201	63	14,263	482	14,746	13,226	48	13,275	7	7	11
Research and development	–3,546	2	–3,543			–3,291	3	–3,288	8	8
Sales and marketing	–4,455	114	–4,341			–4,391	163	–4,228	1	3
General and administration	–762	28	–734			–719	2	–717	6	2
Restructuring	–19	19	0			–18	18	0	8	N/A
Other operating income/expense, net	–36	0	–36			–19	0	–19	86	86
Total operating expenses	–14,049	226	–13,823	–439	–14,262	–13,251	235	–13,016	6	6	10

14/23

Quarterly Statement Q2 2026

(E.6)	Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2026					Q1–Q2 2025			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	5,383	226	5,609	242	5,852	4,789	235	5,024	12	12	16
Other non-operating income/expense, net	–16	0	–16			7	0	7	N/A	N/A
Finance income	1,000	–810	191			722	–491	231	39	–17
Finance costs	–615	306	–309			–548	192	–356	12	–13
Financial income, net	385	–504	–119			175	–299	–125	>100	–5
Profit (loss) before tax	5,753	–277	5,475			4,970	–64	4,906	16	12
Income tax expense	–1,597	–48	–1,645			–1,425	–53	–1,478	12	11
Profit (loss) after tax	4,155	–325	3,830			3,545	–117	3,428	17	12
Attributable to owners of parent	4,112	–279	3,833			3,477	–45	3,432	18	12
Attributable to non-controlling interests	44	–46	–3			68	–72	–4	–36	–36

Key Ratios
Operating margin (in %)	27.7		28.9		29.1	26.5		27.8	1.2pp	1.0pp	1.2pp
Effective tax rate (in %)[1]	27.8		30.0			28.7		30.1	–0.9pp	–0.1pp
Earnings per share, basic (in €)	3.55		3.31			2.98		2.94	19	12

1 In the first half of 2026 and 2025 the difference between our effective IFRS tax rate and non-IFRS effective tax rate mainly resulted from tax effects of equity securities.

(E.7)	Reconciliation of Free Cash Flow

€ millions, unless otherwise stated	Q1-Q2 2026	Q1-Q2 2025
Net cash flows from operating activities	6,666	6,357
Purchase of intangible assets and property, plant, and equipment	–354	–358
Proceeds from sales of intangible assets and property, plant, and equipment	55	78
Payments of lease liabilities	–117	–138
Free cash flow	6,250	5,939

Net cash flows from investing activities	–920	–673
Net cash flows from financing activities	–3,545	–6,742

15/23

Quarterly Statement Q2 2026

(F)	Non-IFRS Adjustments – Actuals and Estimates

€ millions, unless otherwise stated	Estimated Amounts for Full Year 2026	Q2 2026	Q1–Q2 2026	Q2 2025	Q1–Q2 2025
Profit (loss) before tax (IFRS)		3,006	5,753	2,502	4,970
Adjustment for acquisition-related charges	340–420	92	177	94	217
Adjustment for restructuring expenses	0–20	7	19	18	18
Adjustment for the Teradata litigation expenses	29	0	29	0	0
Adjustment for gains and losses from equity securities, net	N/A1	–463	–504	–91	–299
Profit (loss) before tax (non-IFRS)		2,643	5,475	2,524	4,906

1 Due to the uncertainty and potential variability of gains and losses from equity securities, we cannot provide an estimate for the full year without unreasonable efforts. This item could however have a material impact on our non-IFRS measures below operating profit.

(G)	Non-IFRS Operating Expense Adjustments by Functional Areas

	Q2 2026					Q2 2025
€ millions	IFRS	Acquisition- Related	Restructuring	Teradata litigation	Non-IFRS	IFRS	Acquisition- Related	Restructuring	Teradata litigation	Non-IFRS
Cost of cloud	–1,617	23	0	0	–1,595	–1,297	23	0	0	–1,274
Cost of software licenses and support	–263	0	0	0	–263	–313	0	0	0	–313
Cost of services	–769	0	0	0	–769	–797	0	0	0	–797
Research and development	–1,844	1	0	0	–1,843	–1,618	1	0	0	–1,616
Sales and marketing	–2,315	57	0	0	–2,258	–2,156	68	0	0	–2,088
General and administration	–404	12	0	0	–392	–361	1	0	0	–360
Restructuring	–7	0	7	0	0	–18	0	18	0	0
Other operating income/expense, net	–14	0	0	0	–14	–11	0	0	0	–11
Total operating expenses	–7,235	92	7	0	–7,135	–6,571	94	18	0	–6,459

€ millions	Q1–Q2 2026					Q1–Q2 2025
	IFRS	Acquisition- Related	Restructuring	Teradata litigation	Non-IFRS	IFRS	Acquisition- Related	Restructuring	Teradata litigation	Non-IFRS
Cost of cloud	–3,130	45	0	9	–3,076	–2,570	48	0	0	–2,523
Cost of software licenses and support	–559	0	0	9	–550	–605	0	0	0	–605
Cost of services	–1,543	0	0	0	–1,544	–1,638	1	0	0	–1,637
Research and development	–3,546	2	0	0	–3,543	–3,291	3	0	0	–3,288
Sales and marketing	–4,455	114	0	0	–4,341	–4,391	163	0	0	–4,228
General and administration	–762	17	0	12	–734	–719	2	0	0	–717
Restructuring	–19	0	19	0	0	–18	0	18	0	0
Other operating income/expense, net	–36	0	0	0	–36	–19	0	0	0	–19
Total operating expenses	–14,049	177	19	29	–13,823	–13,251	217	18	0	–13,016

16/23

Quarterly Statement Q2 2026

Disaggregations

(H)	Segment Reporting

(H.1)	Segment Policies and Changes

At the end of the first half of 2026, SAP had two operating segments: the Applications, Technology & Support (ATS) segment and the Core Services segment:

The ATS segment represents SAP’s cohesive product portfolio which is holistically steered and commercialized. It primarily generates revenue from cloud subscriptions and from the sale of software licenses and support offerings, and it incurs cost for support, operating our solutions, and the provision of infrastructure. Revenue and the cost of services arise from SAP’s training business, which is highly integrated with SAP’s product portfolio. Reltio, a newly acquired company, is part of the ATS segment, because the intention is for its platform to become a core capability within SAP BDC.

The Core Services segment supports SAP’s product portfolio by enabling customers to transform their business and accelerate the adoption of innovations. Revenues are mainly generated from professional consulting services and premium support services. Cost is incurred primarily for the delivery of those services. The Core Services segment does not reflect the full services business.

(H.2)	Segment Reporting – Quarter

Applications, Technology & Support (ATS)

€ millions (non-IFRS)	Q2 2026		Q2 2025
	Actual Currency	Constant Currency	Actual Currency
Cloud	6,281	6,381	5,130
Software licenses	131	131	194
Software support	2,439	2,467	2,642
Software licenses and support	2,570	2,599	2,835
Cloud and software	8,851	8,980	7,966
Services	61	61	69
Total segment revenue	8,912	9,041	8,034
Cost of cloud	–1,504	–1,528	–1,223
Cost of software licenses and support	–255	–257	–282
Cost of cloud and software	–1,759	–1,785	–1,505
Cost of services	–92	–92	–88
Total cost of revenue	–1,851	–1,878	–1,593
Segment gross profit	7,061	7,163	6,441
Other segment expenses	–3,504	–3,534	–3,150
Segment profit (loss)	3,557	3,629	3,291

17/23

Quarterly Statement Q2 2026

Core Services

€ millions (non-IFRS)	Q2 2026		Q2 2025
	Actual Currency	Constant Currency	Actual Currency
Services	966	977	992
Total segment revenue	966	977	992
Cost of cloud	–62	–63	–27
Cost of software licenses and support	–1	–1	–4
Cost of cloud and software	–63	–64	–31
Cost of services	–657	–663	–687
Total cost of revenue	–720	–726	–718
Segment gross profit	245	251	274
Other segment expenses	–153	–154	–136
Segment profit (loss)	92	97	139

18/23

Quarterly Statement Q2 2026

(H.3)	Segment Reporting – Year-to-Date

Applications, Technology & Support

€ millions (non-IFRS)	Q1–Q2 2026		Q1–Q2 2025
	Actual Currency	Constant Currency	Actual Currency
Cloud	12,244	12,708	10,124
Software licenses	247	254	377
Software support	4,908	5,053	5,403
Software licenses and support	5,155	5,307	5,780
Cloud and software	17,399	18,014	15,904
Services	123	126	147
Total segment revenue	17,522	18,140	16,051
Cost of cloud	–2,900	–3,033	–2,433
Cost of software licenses and support	–527	–542	–561
Cost of cloud and software	–3,426	–3,576	–2,994
Cost of services	–190	–195	–198
Total cost of revenue	–3,616	–3,771	–3,192
Segment gross profit	13,906	14,369	12,859
Other segment expenses	–6,768	–6,963	–6,428
Segment profit (loss)	7,137	7,407	6,431

Core Services

€ millions (non-IFRS)	Q1–Q2 2026		Q1–Q2 2025
	Actual Currency	Constant Currency	Actual Currency
Services	1,910	1,974	1,989
Total segment revenue	1,910	1,974	1,989
Cost of cloud	–116	–119	–53
Cost of software licenses and support	–2	–2	–8
Cost of cloud and software	–118	–121	–62
Cost of services	–1,309	–1,344	–1,393
Total cost of revenue	–1,427	–1,465	–1,455
Segment gross profit	483	509	534
Other segment expenses	–296	–303	–285
Segment profit (loss)	187	206	249

19/23

Quarterly Statement Q2 2026

(I)	Revenue by Region (IFRS and Non-IFRS)

(I.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q2 2026			Q2 2025	∆ in %
	Actual currency	Currency Impact	Constant Currency	Actual currency	Actual currency	Constant Currency
Cloud Revenue by Region
EMEA	2,737	3	2,741	2,163	27	27
Americas	2,631	46	2,677	2,215	19	21
APJ	913	50	964	753	21	28
Cloud revenue	6,281	100	6,381	5,130	22	24
Cloud and Software Revenue by Region
EMEA	4,128	0	4,128	3,669	13	13
Americas	3,453	61	3,513	3,106	11	13
APJ	1,270	68	1,338	1,191	7	12
Cloud and software revenue	8,851	129	8,980	7,966	11	13
Total Revenue by Region
Germany	1,560	1	1,561	1,412	10	10
Rest of EMEA	3,043	–2	3,041	2,746	11	11
Total EMEA	4,603	–1	4,602	4,158	11	11
United States	3,037	76	3,113	2,829	7	10
Rest of Americas	844	–7	837	725	16	15
Total Americas	3,881	69	3,950	3,554	9	11
Japan	384	47	431	392	–2	10
Rest of APJ	1,009	26	1,035	923	9	12
Total APJ	1,394	73	1,466	1,315	6	11
Total revenue	9,878	140	10,018	9,027	9	11

(I.2)	Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1-Q2 2026			Q1-Q2 2025	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud Revenue by Region
EMEA	5,321	44	5,366	4,195	27	28
Americas	5,147	284	5,431	4,446	16	22
APJ	1,775	136	1,911	1,483	20	29
Cloud revenue	12,244	464	12,708	10,124	21	26
Cloud and Software Revenue by Region
EMEA	8,119	45	8,165	7,208	13	13
Americas	6,765	379	7,143	6,315	7	13
APJ	2,515	191	2,706	2,382	6	14
Cloud and software revenue	17,399	615	18,014	15,904	9	13
Total Revenue by Region
Germany	3,086	3	3,089	2,791	11	11
Rest of EMEA	5,996	46	6,042	5,400	11	12
Total EMEA	9,082	49	9,131	8,191	11	11
United States	5,968	388	6,356	5,781	3	10
Rest of Americas	1,629	39	1,668	1,437	13	16
Total Americas	7,597	427	8,024	7,219	5	11
Japan	773	101	873	789	–2	11
Rest of APJ	1,980	105	2,085	1,841	8	13
Total APJ	2,753	206	2,959	2,630	5	12
Total revenue	19,432	681	20,114	18,040	8	11

20/23

Quarterly Statement Q2 2026

(J)	Employees by Region and Functional Areas

Full-time equivalents	6/30/2026				6/30/2025
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,684	4,573	5,496	14,752	4,553	4,486	5,109	14,148
Services	8,298	4,600	5,842	18,741	8,237	4,681	5,814	18,732
Research and development	18,741	5,883	13,685	38,309	18,063	5,761	13,349	37,174
Sales and marketing	12,315	10,050	5,017	27,382	11,694	9,793	4,981	26,467
General and administration	4,098	1,952	1,365	7,415	3,903	1,910	1,343	7,157
Infrastructure	3,208	1,138	1,073	5,419	3,123	1,152	976	5,252
SAP Group (6/30)	51,345	28,195	32,479	112,019	49,574	27,783	31,573	108,929
Thereof acquisitions[1]	83	226	194	503	0	0	0	0
SAP Group (six months’ end average)	51,072	27,886	32,205	111,163	49,038	27,695	31,264	107,997

1 Acquisitions closed between January 1 and June 30 of the respective year.

21/23

Quarterly Statement Q2 2026

Other Disclosures

(K)	Share-Based Payment Expenses

SAP’s share-based payment expenses included in SAPs non-IFRS operating expenses break down as follows:

€ millions	Q2 2026	Q1–Q2 2026	Q2 2025	Q1–Q2 2025
Cost of cloud	–32	–53	–33	–59
Cost of software licenses and support	–8	–13	–9	–16
Cost of services	–64	–108	–72	–133
Research and development	–202	–325	–190	–326
Sales and marketing	–135	–225	–180	–331
General and administration	–27	–29	–45	–84
Share-based payment expenses	–468	–753	–529	–949

The decrease in share-based payment expenses is mainly due to a reduction in the SAP share price of around €75 in the first half of 2026, as compared to an increase in the first half of 2025 of around €20.

For more information about share-based payment expenses, see the Notes to the Consolidated Half-Year Financial Statements 2026, Note (B.3).

(L)	Teradata Litigation Matter

The Teradata litigation claims had been pending in the U.S. federal court since 2018 when Teradata Corporation, Teradata US, Inc. and Teradata Operations, Inc. (collectively “Teradata”) filed a civil lawsuit against SAP SE, SAP America, Inc. and SAP Labs, LLC. A provision of €387 million for a potential settlement amount and related legal fees had been recognized as of December 31, 2025. End of February 2026, SAP and Teradata settled the legal dispute and agreed to withdraw all pending lawsuits. As a result of the settlement, an additional expense of €29 million (Q1 2025: €0 million) was recorded. SAP paid the full settlement amount of US$480 million (€408 million) in March 2026.

For more information about the Teradata litigation, see the Notes to the Consolidated Half-Year Financial Statements 2026, Note (G.1).

(M)	Business Combinations

On March 27, 2026, SAP announced its intention to acquire 100% of Reltio Inc. (“Reltio”), a leading master data management software provider, to help customers make their SAP and non-SAP enterprise data AI-ready. The transaction closed on May 7, 2026, following satisfaction of customary closing conditions and regulatory approvals. The consideration transferred amounted to US$1,259 million (€1,076 million) and the majority was paid in cash.

The acquisition is expected to help SAP to strengthen SAP Business Data Cloud (SAP BDC) and accelerate the evolution of SAP BDC to a fully interoperable enterprise data platform for enterprise-wide agentic AI and accelerate its customers’ ability to govern and expose master data as trusted and context-rich data products across multiple sources that serve both traditional analytics workloads and AI agents.

Given that the Reltio acquisition closed only recently, we are still in the process of identifying and measuring the Reltio assets and liabilities. Thus, the accounting for the Reltio acquisition is preliminary. This primarily relates to intangible assets and tax assets and liabilities, but also to certain acquisition accounting related matters such as the consideration transferred and certain accounting alignments.

In the second quarter of 2026, the contribution of Reltio to revenue was approximately €25 million, to operating profit (IFRS) approximately €-13 million and operating profit (non-IFRS) approximately €-8 million.

For more information about the Reltio acquisition, see the Notes to the Consolidated Half-Year Financial Statements 2026, Note (D.1).

22/23

Quarterly Statement Q2 2026

(N)	2027 Reporting Changes

The following changes will be effective as of 2027.

IFRS 18 “Presentation and Disclosure in Financial Statements” will become effective and replace IAS 1 “Presentation of Financial Statements” on January 1, 2027. The new standard will affect the presentation of our Consolidated Income Statements, introduce additional disclosure requirements, and further specify aggregation and disaggregation of information in our Notes to the Consolidated Financial Statements. For more information, see the Notes to the Consolidated Half-Year Financial Statements 2026, Note (IN.1).

As a consequence of implementing IFRS 18, starting in 2027 SAP has decided to introduce two new non-IFRS adjustments.

(N.1)	Foreign Currency-Related Effects

Starting in 2027, SAP will exclude foreign currency-related effects from its non-IFRS results. This adjustment will include realized and unrealized foreign currency effects arising mainly from balance sheet revaluations, as well as hedging of foreign exchange balance sheet exposure, hedging of foreign exchange cash flows, and other similar effects.

We will exclude foreign currency-related effects to ensure overall consistent treatment in our non-IFRS figures at constant currency. We believe this adjustment will improve period-over-period comparability by reducing the volatility that results from foreign exchange rate fluctuation, which is beyond our control, and making it easier to compare SAP’s operating performance with that of our US peers.

(N.2)	Interest Related to Taxes

Starting in 2027, SAP will exclude interest related to taxes from its non-IFRS operating profit results. This adjustment will include interest income and interest expense related to income taxes and other taxes.

We will exclude interest related to taxes from our operating expense (non-IFRS) as these effects are not indicative of SAP’s core operating activities.

In addition to operating profit (non-IFRS), the adjustments mentioned in (N.1) and (N.2) will also impact our profit before tax (non-IFRS), profit after tax (non-IFRS), and our non-IFRS key ratios such as operating margin, effective tax rate, and basic earnings per share.

23/23